+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

        Allen                        Paul                             G.
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        (Last)                      (First)                        (Middle)

        110 110th Avenue, N.E., Suite 550
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                                   (Street)

        Bellevue                      WA                              98004
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               05/20/97
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)
                                                                  --------------

4.  Issuer Name and Ticker or Trading Symbol   HSN, Inc. (HSNI)
                                             -----------------------------------

5.  Relationship of Reporting Person to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [ ] 10% Owner   [X]* Other
                        (give title below)                       (specify below)

    * The information set forth under "Explanation of Responses" of this Form 3 is hereby incorporated by reference herein.
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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------


             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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

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
Explanation of Responses:

     Upon the first closing of the Stock Exchange Agreement (the "Stock Exchange Agreement"), dated May 20, 1997, by and between Mr. Allen and HSN, Inc. ("HSN"), which is subject to specified conditions and is anticipated to close on or about July 9, 1997, Mr. Allen would, among other things, acquire 7,238,507 shares of common stock, par value $.01 per share, of HSN ("Common Stock") (and up to an additional 3,257,328 shares of Common Stock to be issued in August 1998 if the average market price of the Common Stock over certain periods prior to such time is below $29 per share). The acquisition of 7,238,507 shares of Common Stock by Mr. Allen would represent approximately 16.70% of total outstanding Common Stock, 13.52% of HSN's total outstanding equity interests and 4.97% of HSN's total outstanding voting power. The foregoing calculations are based on information supplied by HSN to Mr. Allen that, as of May 1, 1997, there were outstanding 36,094,593 shares of Common Stock, each entitled to one vote per share, and 10,225,056 shares of Class B common stock, par value $.01 per share; of HSN, each entitled to ten votes per share.

     In connection with the Stock Exchange Agreement, Barry Diller, Mr. Allen and Liberty Media Corporation ("Liberty") entered into a Stockholders Agreement, dated May 20, 1997 (the "Stockholders Agreement"), pursuant to which, among other things, each of Mr. Diller and Liberty agrees to vote all shares of voting stock of HSN over which he or it may then exercise voting power, at any annual or special meeting of stockholders of HSN called for the purpose of the election of directors or to execute written consents of stockholders without a meeting with respect to the election of directors, in favor of Mr. Allen or a designee of Mr. Allen acceptable to HSN, so long as Mr. Allen is entitled to representation on HSN's Board of Directors under the Stock Exchange Agreement.

     The Stockholders Agreement will terminate (as will Mr. Allen's right under the Stock Exchange Agreement to representation on HSN's Board of Directors) upon the earlier of (i) the disposition by Mr. Allen and his permitted transferees of one-third or more of the shares of Common Stock acquired by Mr. Allen under the Stock Exchange Agreement, or (ii) if Mr. Allen and his permitted transferees own less than 5% of HSN's outstanding equity securities (assuming for this purpose that all HSN equity securities issuable to Liberty under arrangements with HSN are outstanding).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                              /s/ Paul G. Allen                  May 30, 1997
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date
                              By: /s/ William D. Savoy
                              William D. Savoy, Attorney-In-Fact
                              for Paul G. Allen

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.


                                 Exhibit Index
                                 -------------

       1. Durable Special Power of Attorney, dated May 6, 1997, granted by Paul G. Allen to William D. Savoy.